DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2002

John J. Gorman
Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, DC 20015

Re: First Niagara Financial Group, Inc.
Incoming letter dated January 3, 2002

Dear Mr. Gorman:

This is in response to your letter dated January 3, 2002 concerning the shareholder proposal submitted to First Niagara by Brett J. Davidson. We also have received a letter from the proponent dated January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Brett J. Davidson
100 Burgundy Terrace
Amherst, NY 14228

LUSE LEHMAN GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER

(202) 274-2001

January 3, 2002

VIA COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: First Niagara Financial Group, Inc.
Rule 14a-8
Request for No-Action Letter**

Ladies and Gentlemen:

We are writing on behalf of First Niagara Financial Group, Inc., a Delaware corporation (the "Company"), in connection with its Annual Meeting of Stockholders to be held in May 2002 ("Annual Meeting"). The Company has received a proposal (the "Proposal") from Brett J. Davidson (the "Proponent"), a stockholder of the Company, for inclusion in the Company's proxy materials for the Annual Meeting (the "Proxy Statement"). The Proposal requests that consideration be given to replacing stock option grants with cash bonuses.

Pursuant to Rule 14a-8, we believe the Proposal may be omitted from the Proxy Statement. Specifically, we believe that the Proposal may be omitted under the following provisions of Rule 14a-8: 1) Rule 14a-8(i)(9), as the Proposal directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting; 2) Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; 3) Rule 14a-8(i)(6), as the Company lacks the power or authority to implement the Proposal; and 4) Rule 14a-8(i)(3), as the Proposal violates Rule 14a-9.

For the reasons set forth in this letter, the Company respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may omit the Proposal from its Proxy Statement.

In accordance with Rule 14a-8(j), the Company is filing six copies of 1) the Proposal; and 2) this letter on behalf of the Company, setting forth each basis on which it believes the Proposal may be excluded. We are also forwarding a copy of this letter to the Proponent as notification of the Company's intention to omit the Proposal from the Proxy Statement.

I. THE PROPOSAL CAN BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSALTHE COMPANY INTENDS TO SUBMIT TO STOCKHOLDERS AT THE 2002 ANNUAL MEETING.

The Proposal "propose[s] that the Officers and Directors consider replacing stock option grants with cash bonuses." At the Annual Meeting, the Company intends to submit a proposal to the stockholders to approve a new stock option plan (the "Plan"). The Plan, which is expected to be a relatively standard stock option plan, will provide for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, reload options, and restricted stock awards, among other awards. The Plan will specifically permit the granting of stock options to officers and directors, as well as to employees in general. Rule 14a-8(i)(9) provides that a company may exclude a stockholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The rationale for exclusion under Rule 14a-8(i)(9) is that if a shareholder proposal is counter to a proposal to be submitted to stockholders by management, a favorable vote on both the proponent and management's proposal would result in inconsistent and inconclusive mandates from the security holders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

There are numerous precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a shareholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to stockholders for their approval. *See* Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999); Peco Energy Company (January 15, 1997); and American Home Products Corporation (December 10, 1993).

The Proposal, which requests that cash bonuses replace stock options, directly conflicts with the Plan that management intends to submit for a vote of the stockholders at the Annual Meeting. An affirmative vote on both the Proposal and the Plan would lead to an inconsistent and ambiguous mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

II. THE PROPOSAL CAN BE EXCLUDED PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT DEALS WITH A MATTER RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Staff has consistently held that stockholder proposals dealing with general employee compensation matters are excludable from proxy materials pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations. *See* T. Rowe Price Associates, Inc. (February 7, 2000) and Bio-Technology General Corporation (April 28, 2000).

Moreover, the Staff has determined that proposals relating to stock options in general, including stock options for executive officers and directors, and not just to stock options for directors and executive officers, relate to "general compensation matters," and are properly excludable under 14a-8(i)(7). *See* Comshare, Incorporated (September 5, 2001) (proposal relating to "the board of directors improving disclosure of its strategy for awarding stock options to top executives and directors" related to general compensation matters, and thus, was excludable under 14a-8(i)(7)); ConAgra Foods, Inc. (June 8, 2001) (proposal seeking "to amend the ConAgra 2000 Stock Plan" was excludable under 14a-8(i)(7)); Sempra Energy (January 30, 2001) (proposal recommending "limitations on the issuance of stock options and stock derivatives of company and its subsidiaries" related to general compensations matters/ordinary business operations, and thus, was excludable); Comshare, Incorporated (August 23, 2000) (proposal relating to "Comshare's 'long term target for stock options' that "intertwined employee and executive compensation" was excludable); Eastman Kodak Company (February 23, 2000) (proposal requesting that "Eastman Kodak limit the shares that the 'CEO and directors and their immediate families' may own, limit stock options and offer stock options 'to all company's employees'" was excludable as it related to general compensation matters/ordinary business operations); and AT&T Corp. (February 9, 2000) (proposal requesting that AT&T limit the shares that 'CEO, directors and Corporations and their immediate families' may own, limit stock options and offer stock options 'to all AT&T company employees'" was excludable as it related to ordinary business operations).

The apparent basis of the Proponent's objection to stock options is their dilutive effect on earnings. The Proposal does not object to option grants, or the level of option grants, to executive officers and directors in particular, but rather to his perception that in principle and in general option grants are disadvantageous to other stockholders and often results in excessive grants. In connection with his proposal to replace stock option grants with cash bonuses, the Proposal intermittingly refers to "employees", "Officers and Directors" and "management." In this regard, the Company has at least twenty-five employees who are officers, but not "executive officers" and who may be considered "management" under the Proposal The Proposal is not, nor do we believe that it was intended to be, limited to executive officers and directors. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

III. THE PROPOSAL CAN BE EXCLUDED PURSUANT TO RULE 14a-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

Rule 14a-8(i)(6) provides that a proposal may be omitted "[i]f the company would lack the power or authority to implement the proposal." The Proposal calls for "replacing stock option grants with cash bonuses," and insofar as this would require the Company to replace *outstanding* stock option grants, the Company cannot implement the Proposal. The Company's outstanding stock options have been granted pursuant to written agreements between each of the recipients of the option grant and the Company. The Company is unable to unilaterally alter its agreement and replace the option grants with cash. Therefore, the Proposal may be omitted under Rule 14a-8(i)(6). *See* Sensar Corporation (May 14, 2001) (proposal requesting that "options reserved for officers and directors at the last shareholder's meeting be rescinded and re-authorized" violated both Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may have caused the company "to breach its existing contractual obligations"); BankAmerica Corporation (February 24, 1999) (proposal relating to "rescinding stock awards and reducing the pension of identified members of management" would "cause BankAmerica to breach its existing employment agreements or other contractual obligations" in violation of Delaware law and Rules 14a-8(i)(2) and 14a-8(i)(6)); Safety 1st, Inc. (February 2, 1998) (proposal requiring "the Company to modify its stock option plan(s) so that future options are granted at an exercise price not to be reduced and that options repriced on July 30, 1996, revert back to their original exercise price" violated Rules 14a-8(c)(2) and 14a-8(c)(6).

IV. PORTIONS OF THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULES 14a-8(i)(3).

Rule 14a-8(i)(3) permits a proposal to be excluded if it is contrary to the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits false and misleading statements in proxy material. Note (b) to Rule 14a-9 provides that: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading.

We believe that the last sentence of the third paragraph of the Proposal violates Rule 14a-9 and may be omitted. The sentence in question states that "[i]n a company where a free gift of shares is required to align management with shareholders, that may be a company that needs to examine the character of its management." Option grants are a standard, if not universal, feature of compensation programs for publicly traded companies. There is no basis to call into question the character of management because stockholders have approved an option plan and an independent committee of the Board of Directors has granted options. Moreover, the sentence is false and misleading because it refers to "free shares" in connection with option grants. As provided under the plan, the recipient of an option grant must pay the exercise price to acquire the underlying shares. Therefore, it is false and misleading to state that the shares are "free." Accordingly, we believe that the last sentence of the third paragraph of the Proposal may be omitted under Rule 14a-8)I)(3).

CONCLUSION

For the reasons and based on the authorities cited herein, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Statement. If you should have any questions or require any further information regarding this matter, please contact the undersigned at (202) 274-2001. We understand that the Proponent is also requested to copy the undersigned on any response he may choose to make to the Commission. Thank you very much for your prompt attention to this matter.

Very truly yours,

John J. Gorman

Enclosure

cc: William E. Swan
Kathleen P. Monti
Christopher J. Thome
Brett J. Davidson

F:\clients\1042\L-sec 14a-8.doc

Shareholder Proposal:

I propose that the Officers and Directors consider replacing stock option grants with cash bonuses.

The granting of stock options has been characterized as an effective way to award compensation and retain employees. It is easy to grant large numbers of options especially when many Officers and Directors argue that they have no value; including those of our company as evidenced by their answers to questions at past two years annual meetings.

Stock options provide an easy way for Officers to collect extremely large amounts of compensation. Some of the arguments that are used to support them are as follows. Stock options cost the company nothing when granted and generate cash when they are exercised. This is true, but ignores the fact that they can seriously dilute the earnings of the shareholders because those earnings are being spread over a much larger number of shares. Another argument is that they align management with shareholders. Management always has the option of aligning themselves with shareholders by purchasing shares on the open market. In my opinion, this shows true conviction of confidence in your company. In a company where a free gift of shares is required to align management with shareholders, that may be a company that needs to examine the character of its management.

I propose that an additional cash bonus be offered to offset the loss of stock option grants. I feel it is important to reward our management when their performance warrants it. This additional bonus could be used by the receiver to purchase shares of the company if appropriate or for other purposes. It can be argued that this will lead to lower reported earning which is true. However, this will not reduce earnings in future years as stock options can.

Options are easy to lavish freely when they do not cost anything up front. This lends the practice of granting options in excess. The granting of bonuses has an immediate impact on earnings and should call for a more cautious and reasonable approach to granting compensation. With a company like First Niagara Financial Group that can't be acquired, it makes for an extremely secure group of Officers and Directors. This makes it very difficult for the owners (shareholders) to affect any change that would help curb any excess'. I feel it is in the best interest of shareholders to have a compensation plan that provides fair and equitable reward for management while also leaving the best chance of avoiding excessive compensation. At the same time it will help prevent the shareholders interests from becoming diluted. Please weigh management's response carefully and vote in the fashion that you feel will best protect your interest.

Brett J. Davidson

100 Burgundy Terrace ~ Amherst, New York 14228
Home Phone 639-8599

January 16, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Greetings,

This letter is being written in support of my shareholder proposal submitted to First Niagara Financial Group, Inc. (FNFG) for inclusion in their proxy material for the May 2002 annual meeting. My proposal looks to replace the future use of stock option with cash bonuses, as related to executive compensation.

Upon submission I had no knowledge of any proposals being prepared by FNFG for their proxy for the 2002 annual meeting. I do not have any particular expertise that would enable me to give any reasonable argument to the matter involving rule 14a-8(i)(9). However, this much I can offer. I have submitted my proposal with every intention of securing enough votes to win. I also understand that the directors represent the votes of enough shares to determine the outcome of my proposal. The previous statement is contingent on the fact that the directors of the Mutual Holding Company can direct those votes in regards to my proposal. I agree that my proposal is directly counter to the proposal being put forward by FNFG. If the Mutual Holding Company can vote on my proposal I disagree with a statement in the letter written by Mr. Gorman that is included on the second page, under section I, in the second paragraph of text that states the following

> "... a favorable vote on both the proponent and management's proposal would result in inconsistent and inconclusive mandates from the security holders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented."

This situation could not happen if the directors of the Mutual Holding Company can vote against my proposal. Again, I have no particular expertise regarding the interpretation of SEC rules and am no way qualified to have an opinion on the merits of this line of reasoning. I apologize if I have no claim in the argument just stated.

In regards to section II of Mr. Gorman's letter regarding 14a-8(i)(7) I would again like to try and defend my proposal. Mr. Gorman was incorrect in his interpretations of my intentions. I object to, what in my opinion, is excessive use of options as part of the compensation for executive officers. If have no objection to options being used for lower level employees. I have confidence that if they were used exclusively on this group, they would not be used excessively. I do agree that my choice of wording may not have been the clearest. I also have no objection to mutually agreed upon changes to my proposal being made. Mr. Gorman should make it a point to avoid using his beliefs as a means of interpreting my proposal, as stated in his last paragraph on page 3. The text cited begins

> "The proposal is not, nor do we believe that it was intended to be, limited to executive officers and directors."

If Mr. Gorman's intent is to imply that my proposal is invalid because I object to the use of options for all employees, I will vigorously disagree. Accordingly, this would constitutes interference with general compensation matters/ordinary business. My intent is to eliminate the excessive use of options for executive officers of FNFG by ending the issuance of stock options.

It is also my opinion that the matter discussed in the third section (III) of Mr. Gorman's letter is without merit. I made no mention of eliminating or replacing outstanding options with cash bonuses. My intent is to eliminate future option grants, with the use of cash bonus money instead. I do not expect to invalidate the options that already have been granted.

I wish to also refute Mr. Gorman's claim made in section four (IV) of his letter. My statement that is referenced in the last sentence of the third paragraph of my proposal states

> "in a company where a free gift of shares is required to align management with shareholders, that may be a company that needs to examine the character of its management."

This does not refer solely to FNFG. This statement refers to all publicly traded companies that use the un-validated claim that executives who are afforded stock options will somehow have their interests more closely aligned with the shareholders. In FNFG's 2001 proxy statement under the section titled "Report of the Compensation Committee on Executive Compensation" the committee states the following

> " The Committee believes that the long-term incentives are the most effective way of aligning executive rewards with the creation of value for the stockholders through stock appreciation."

This statement is found in the fifth paragraph of the section is un-validated. Otherwise it would be based on more than the Committee's beliefs. It is my belief that management, in my opinion, uses an excessive amount of stock options should have their character examined. I make no comment on the character of FNFG management other than the opinion that it should be examined. Each shareholder can come to their own conclusion.

I also object to Mr. Gorman's characterization that my referenced statement is "false and misleading because it refers to "free shares" in connection with option grants. The act of granting options does not involve a cost as far as I am aware. I would agree with Mr. Gorman's contention if my claim involved the exercise of options. I made no such claim that options can be exercised at no cost. My claim is based on granting stock options which, again, I believe to be without cost.

Mr. Gorman also highlights the fact that the stockholders approved the stock option plan. Shareholders on occasion make mistakes on the proposals they approve. The fact that a majority of shareholders approved of the stock option plan at FNFG should not restrict me from criticizing stock option plans in general or FNFG's in particular. The employees of Enron Corporation approved the appointment of Arthur Anderson accounting firm as auditors. Mistakes happen; they are also open to examination. For these reasons I do not feel that my statement referenced in section four of Mr. Gorman's letter satisfies his claims regarding rule 14a-9.

I am in favor of making changes that will make my proposal acceptable to FNFG. I have forwarded a copy of this letter to FNFG.

In Health,

Brett J. Davidson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Niagara Financial Group, Inc.
Incoming letter dated January 3, 2002

The proposal requests First Niagara's officers and directors consider replacing stock option grants with cash bonuses.

There appears to be some basis for your view that First Niagara may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by First Niagara seeking approval of a stock plan. You have also represented that this proposal has terms and conditions that conflict with those set forth in the proposal. You indicate that the proposal and the matters sponsored by First Niagara present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if First Niagara omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases of omission upon which First Niagara relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor